UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (“Amendment No. 10”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal.  Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $13.25 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Offer” and the $13.25 per share offer price is hereinafter called the “Offer Price.”   Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $14.00 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Increased Offer” and the $14.00 per share offer price is hereinafter called the “Increased Offer Price.”  Except as set forth in this paragraph, the first paragraph of the subsection “The Offer” of “Item 2.  Identity and Background of Filing Person” and in “Item 4.  The Solicitation or Recommendation”, all references to the “Offer” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer” and all references to the “Offer Price” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer Price.”

The information in the Schedule 14D-9 is incorporated in this Amendment No. 10 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Intent to Tender

The subsection entitled “Intent to Tender” is hereby deleted in its entirety and replaced with the following:

Intent to Tender

To the knowledge of the Company after reasonable inquiry, each executive officer, affiliate and subsidiary of the Company (other than the Danfoss Group) who owns shares of Company Common Stock and five of the ten directors of the Company currently do not intend to tender in the Increased Offer any of the shares of Company Common Stock held of record or beneficially owned by such person, and intend to withdraw any shares previously tendered in the Offer.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(13)	Press Release issued by the Company on April 29, 2010

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  April 29, 2010

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